Exhibit 1.01

Vicor Corporation

Conflict Minerals Report

for the Year Ended December 31, 2018

This Conflict Minerals Report (“CMR”) for the year ended December 31, 2018 is presented to comply with Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934 (the “Exchange Act”). The Securities and Exchange Commission (“SEC”) adopted the Rule to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain so-called conflict minerals that are necessary to the functionality or production of their products. “Conflict minerals” are defined as (A) cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”); or B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of Congo (“DRC”) or any adjoining country that shares an internationally recognized border with the DRC. The adjoining countries include: the Republic of the Congo, the Central African Republic, South Sudan, Rwanda, Uganda, Zambia, Burundi, Tanzania and Angola. These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not the conflict minerals fund armed conflict in the DRC or an adjoining country (the “Covered Countries”).

1.	Introduction

1.1	Company Overview

This report has been prepared by management of Vicor Corporation (herein referred to as “Vicor, “the Company,” “we,” “us,” or “our”). The information in this report covers the activities of Vicor and all of its consolidated subsidiaries.

We design, develop, manufacture, and market modular power components and power systems for converting electrical power (expressed as “watts,” and represented by the symbol “W”). In electrically-powered devices utilizing alternating current (“AC”) voltage from a primary AC source (for example, a wall outlet), a power system converts AC voltage into the stable direct current (“DC”) voltage necessary to power subsystems and/or individual applications and devices (known as “loads”). In many electronic devices, this DC voltage may be further converted to one or more voltages (expressed as “volts,” and represented by the symbol “V”) and currents (expressed as “amperes,” and represented by the symbol “I”) required by a range of loads. In equipment utilizing DC voltage from a primary DC source (for example, a battery) or a secondary source (such as an AC-DC converter), the initial DC voltage similarly may require further conversion. Because numerous applications requiring different DC voltages, currents, and varied power ratings may exist within an electronically-powered device, and system power architectures themselves vary, we offer an extensive range of products and accessories in numerous application-specific configurations. Our website, www.vicorpower.com, sets forth detailed information describing all of our products and the applications for which they may be used. The information contained on our website is not a part of, nor incorporated by reference into, this CMR or the Specialized Disclosure Report on Form SD to which it is an exhibit and shall not be deemed “filed” under the Exchange Act.

1.2	Products Overview

Reflecting our Power Component Design Methodology, we offer a comprehensive range of modular building blocks enabling design of a power system specific to a customer’s precise needs. Based on design, performance, and form factor considerations, as well as the range of evolving applications for which the products are appropriate, we categorize our product portfolios as either Advanced Products or Brick Products. We also sell a range of electrical and mechanical accessories for use with our products.

Advanced Products

We continue to invest in the research and development of power system technologies and product concepts addressing two accelerating trends, the first toward higher required conversion efficiencies, and the second toward more and diverse on-board voltages, higher performance demands of complex loads, and, in particular, higher current requirements of those loads. These trends are most visible in the microprocessor-based applications we target with Advanced Products, for which energy consumption, energy efficiency, processor performance, and computing density are critical priorities. Recognizing the performance and scale limitations of conventional power distribution architectures and products, we introduced Factorized Power ArchitectureTM (“FPA”) and a range of enabling products incorporating our latest advances in switching topologies, materials, and packaging.

FPA, which is focused on, but not limited to, 48V distribution solutions, increases power system conversion efficiency, density, and power delivery performance by “factorizing” (i.e., separating) the power conversion process into individual components, free of the design limitations and performance and scaling trade-offs associated with conventional power distribution architectures requiring additional conversion stages and higher component count. FPA implementation allows for a factorized bus voltage to be distributed efficiently to the point-of-load, at which the voltage is converted to the required lower voltage and higher current. In contrast to the 12V IBA distribution commonly used in computing, for the same power requirements, factorized 48V distribution reduces the number of conversion stages required, thereby reducing component count and conserving space, reduces system distribution losses, and delivers improved thermal performance, thereby reducing system cooling challenges. Such direct conversion also improves system responsiveness. As power requirements increase, the differentiated advantages of FPA increase, as our factorized power system solutions deliver unmatched system conversion efficiencies, power densities, thermal profiles, and application performance.

Our FPA implementations with supercomputer and hyperscale datacenter customers involve our PRM® (Pre-Regulator Module), to create a non-isolated, factorized 48V bus voltage at relatively low current, and our VTM® (Voltage Transformation Module), a current multiplier delivering the required high current to the central processing unit (“CPU”). A typical 48V server motherboard implementation of FPA, utilizing a PRM-VTM configuration to power a CPU requiring less than 200W, would typically deliver 1.8V and 95A average current, with far fewer components and far less required motherboard space than competitive, multi-stage solutions with lower system conversion efficiency.

In 2017, we introduced our next generation of power system solution, “Power-on-Package,” which was specifically developed to meet the computational performance requirements of artificial intelligence (“AI”). The microprocessors typically used in AI, particularly in more computationally demanding “machine learning” applications, are graphics processing units (“GPUs”) and custom application-specific integrated circuits (“ASICs”). Both GPUs and ASICs, in contrast to CPUs, are designed for parallel processing throughput, not execution of complex instruction sets. As such, higher levels of average and peak current are required to achieve this throughput. Our Power-on-Package solution, a re-integration of the functions of our PRM-VTM configuration, consists of one Modular Current Driver© (“MCD”), providing high-bandwidth, low-noise regulation, and two Modular Current Multipliers© (“MCMs”), providing high performance current multiplication. Power-on-Package delivers unprecedented current levels to GPUs and ASICs, in part due to the placement of the MCMs directly on the substrate onto which the processor is mounted, thereby minimizing distribution losses associated with such high current. A typical Power-on-Package configuration powering a GPU requiring 350W would deliver 0.7V and 500A average current and up to 1,000A peak current, with unmatched power density, which is a critical requirement for small, area-constrained AI accelerator boards. We are unaware of any competitive solution offering such power system performance, as competitive solutions achieve increased power through additional, multi-phase conversion stages, which do not meet the space and thermal limitations of AI accelerators.

Our patented and proprietary technologies also enable a range of Advanced Products applicable to other market segments and power distribution architectures other than FPA. Within computing, these market segments include voltage distribution in server racks and across datacenter infrastructure. We also offer Advanced Product power system solutions for aerospace and aviation (e.g., for use in satellites and unmanned aerial vehicles); defense electronics (e.g., for use in airborne, seaborne, or field radar); industrial automation, instrumentation, and test equipment (e.g., for us in robotics and semiconductor testing); solid state lighting (e.g., for use in large scale signage); telecommunications and networking infrastructure (e.g., for use in pole-mounted small-cell base stations); and vehicles (e.g., in autonomous driving applications, electric vehicles, and hybrid electric vehicles).

Advanced Products are offered in various package formats across functional families.

Brick Products

Brick-format converters provide the integrated transformation, regulation, isolation, filtering, and/or input protection necessary to power and protect loads, across a range of conventional power distribution architectures. We offer a wide range of brick-format DC-DC converters, as well as complementary components providing AC line rectification, input filtering, power factor correction, and transient protection. Wide ranges of input voltages, output voltages, and output power are offered, allowing end users to select components appropriate to their individual applications. The products differ in dimensions, temperature grades, maximum power ratings, performance characteristics, pin configuration, and, in certain cases, characteristics specific to the targeted market.

We also integrate these converters and components into complete power systems representing standard or custom AC-DC and DC-DC solutions for our customers’ power needs. We refer to such standard products as our “Configurable” product line, while our two Vicor Custom Power subsidiaries design, sell, and service custom power system solutions.

We market our standard Brick Products emphasizing “mass customization,” using highly automated, efficient, domestic manufacturing to serve customers with product design and performance requirements, across a wide range of worldwide market segments, which could not be met by high-volume-oriented competitors. We focus on distributed power implementations, for which our brick-format products are well-suited, in market segments such as aerospace and defense electronics, industrial automation, industrial equipment, instrumentation and test equipment, and transportation (e.g., rail). Our customers range from independent manufacturers of highly specialized electronic devices to larger original equipment manufacturers (“OEMs”) and their contract manufacturers. Some of our Brick Product lines have been in production for over three decades, reflecting the long established relationships we have with many customers and the long-standing suitability of our products to demanding applications.

1.3	Supply Chain

Our supply chain includes close to 1,000 different suppliers. Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify actors upstream from our direct suppliers. There are many tiers of suppliers and sub-suppliers between the Company and a smelter that processes 3TG that is contained in a particular product. Therefore, it is inherently difficult to ascertain the ultimate source of 3TG in the products we manufacture.

As a result, we are relying on our direct suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us – including sources of 3TG that are supplied to them from lower tier suppliers. Since 2013, we have revised contract terms applicable to many of our suppliers with regard to 3TG. Those terms require suppliers to issue certificates certifying compliance with Section 1502 of the Dodd-Frank Act, as may be applicable to the materials and/or services being provided. Our primary means of determining country of origin of necessary 3TG was by conducting a supply chain survey with direct suppliers using the Responsible Minerals Initiative Conflict Minerals Reporting Template (“CMRT”), version 5.11 or higher. This supply chain survey, and the conflict minerals program as a whole, has been developed and implemented in cooperation with our third-party service provider, Assent Compliance, Inc. (“Assent”). All of our direct suppliers were surveyed as we could not definitively determine which supplier sourced material contained 3TG that were necessary to the functionality or production of our products.

1.4	Conflict Minerals Policy

We have adopted the following conflict minerals policy:

Vicor Corporation’s goal is to maintain the highest standards of integrity and ethical behavior in the conduct of our business. We also seek to comply fully with laws and regulations affecting the conduct of our business.

Provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act require us to make reasonable efforts to determine and document the origin of certain metals used in our products. The intent of the provisions is to inhibit and restrict the demand for “Conflict Minerals” (i.e., gold, tantalum, tin, and tungsten, as well as their ores) sourced from the Democratic Republic of the Congo, or the adjoining central African countries of Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia, thereby reducing financial support for the ongoing humanitarian crisis in region. Vicor is fully committed to the effort to exclude from its products any Conflict Minerals, the purchase of which might indirectly benefit insurgent, armed groups, and others engaged in the abuse of human rights.

Having confirmed the use of the subject metals in our products, we have established a process by which we are documenting our supply chain and identifying vendors of the subject metals. With these vendors, we will seek to identify the country and mine of origin for the subject metals we use. If we conclude we have used “Conflict Minerals”, we must undertake further evaluation of the origin of the specific metals to determine their specific source (i.e., whether the metals were sourced from a mine, smelter, or refiner not participating in an approved conflict-free certification program).

We are collaborating closely with parties in our supply chain, with the objective of developing and implementing a robust process by which Vicor maintains “DRC Conflict Free” status. We require all parties in our Supplier Base to be DRC Conflict Free, to source only from conflict free areas and to utilize smelters certified DRC Conflict Free under the Responsible Minerals Assurance Process. We also are supporting our customers’ efforts to reach the common goal of a socially and environmentally responsible supply chain.

Our policy is publicly available on our website at www.vicorpower.com under “About Vicor”, and under “Conflict Minerals Policy and Report”.

2.	Conflict Minerals Compliance Process

2.1	Reasonable Country of Origin Inquiry (“RCOI”)

Our RCOI was designed to provide a reasonable basis for us to determine whether we source 3TG from the Covered Countries.

Our primary means of determining country of origin of necessary 3TG was by conducting a supply chain survey with direct suppliers using the CMRT. The CMRT was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a direct supplier’s conflict minerals policy, engagement with its direct suppliers, and a listing of the smelters the direct supplier and its suppliers use. In addition, the CMRT contains questions about the origin of conflict minerals included in the direct supplier’s products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the tool are available on the Responsible Business Alliance’s website. The majority of companies required to file a Specialized Disclosure Report on Form SD are using the CMRT in their compliance processes related to conflict minerals. All of our direct suppliers were surveyed as we could not definitively determine which products contained 3TG that were necessary to the functionality or production of our products. This supply chain survey, and the conflict minerals program as a whole, has been developed and implemented in cooperation with Assent.

We began our supplier scoping process by filtering our vendor list to remove:

•	Service providers/suppliers

•	Indirect materials suppliers

•	Inactive suppliers (minimum 5 years since last purchase)

This was done to ensure that all suppliers surveyed provided items to Vicor that were used in final products in the year 2018. Once the filtering was completed, we populated the list with contact information and this list, composed of over 1,400 suppliers, was then provided to Assent for upload to their Assent Compliance Manager SaaS (Software as a Solution) system. Assent then conducted the supplier survey portion of the RCOI.

During the supplier survey, suppliers were contacted via the Assent Compliance Manager, a SaaS platform that enables its users to complete and track supplier communications as well as allow suppliers to upload completed CMRT forms directly to the platform for risk assessment and management. Non-responsive suppliers were contacted a minimum of three times by the Assent Compliance Manager and then were also managed by the Assent Compliance Supply Chain team in one-on-one communications. This included two follow ups from the supply chain team. For the 2018 Reporting Year, Vicor requested Product specific CMRTs from all suppliers contacted. This was done to be able to receive Smelter names that were actually used to produce Vicor components/products. While not all suppliers were able to provide Product based CMRTs, many were able to do so. Vicor received responses from 51.5% of in-scope suppliers. Of the over 700 suppliers that provided a response, approximately 67% reported that their products contained 3TGs necessary to the functionality or production of their products.

This year’s program continues to include automated data validation on all submitted CMRTs. The goal of data validation is to increase the accuracy of submissions and identify any contradictory answers in the CMRT. All submitted forms are accepted and classified as valid or invalid so that data is still retained.

On the basis of the responses to our RCOI, Vicor is unable to determine that 3TGs necessary to the functionality or production of our products did not originate in the DRC or any of the Covered Countries. Therefore, in accordance with Rule 13p-1, Vicor engaged in the due diligence measures on the source and chain of custody of those 3TGs, as described in the next section of this Conflict Minerals Report.

2.2	Management Systems

2.2.1	Conflict Minerals Policy

As described above, we have adopted a conflict minerals policy, which is posted on our website at http://www.vicorpower.com/about-vicor.

2.2.2	Internal Team and Training

The Company has established a management team relating to conflict minerals. Our management team is overseen by the Chief Financial Officer and a team of subject matter experts from relevant functions such as quality, supply chain, operations, finance and legal. The team of subject matter experts is responsible for implementing our conflict minerals compliance strategy and is led by the Senior Environmental Compliance Engineer, who acts as the conflict minerals program manager. Senior management is briefed about the results of our due diligence efforts on a regular basis.

We, in cooperation with Assent, have developed internal training programs to educate anyone within the Company that is a potential contact point for suppliers or other external parties regarding the Company’s conflict minerals compliance efforts. We intend to review our training programs at least annually to make sure they are continuously aligned with current regulations, our initiatives, and the tools we use.

2.2.3	Control Systems

As we do not typically have a direct relationship with 3TG smelters and refiners, we are engaged and actively cooperate with other manufacturers in our industry and other sectors. Without limitation, we participate in the Association Connecting Electronics Industries (IPC) industry-wide initiative to disclose upstream actors in the supply chain.

Our controls include our Code of Business Conduct and Ethics, which outlines expected behaviors for all our employees.

2.2.4	Supplier Engagement

We rely on our direct suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us – including sources of 3TG that are supplied to them from lower tier suppliers.

In accordance with the Organization for Economic Co-operation and Development (“OECD”) requirement to strengthen engagement with suppliers, we have, in cooperation with Assent, provided education to suppliers on the Conflict Minerals regulations as well as the expectations of the law through Assent’s learning management system, Assent University (see Section 2.4, below). All training is tracked and evaluated through publicly available educational material on Assent’s website and Supplier Help Center. Training and assistance was also provided through one-on-one support by Assent’s supplier teams. In addition, we have leveraged the existing communications within the Company, specifically through our procurement personnel, to encourage supplier interactions with Assent as well for them to understand the need for completion of the surveys. Feedback from this process has allowed us to enhance the training, focus it and adapt it to each user’s needs. It has also allowed for our supplier communications to be more focused and ensure expectations are clear.

2.2.5	Grievance Mechanism

We have longstanding grievance mechanisms whereby employees and suppliers can report violations of the Company’s policies, including our conflict minerals policy. This mechanism is described in detail in our Code of Business Conduct and Ethics.

2.2.6	Records Maintenance

We will retain all relevant RCOI and due diligence documentation for at least five years, as required by our document retention policy.

2.3	Identify and Assess Risk in Our Supply Chain

Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult for us to identify actors upstream from our direct suppliers. Accordingly we participate in industry-wide initiatives as described above.

We have identified approximately 1,400 direct suppliers. We rely on suppliers whose materials or components contain 3TG to provide us with information about the source of 3TG contained in those materials or components. Our direct suppliers similarly rely upon information provided by their suppliers. Many of the largest suppliers either are SEC registrants and subject to the Rule or are suppliers to other SEC registrants that are subject to the Rule. Tracing materials back to their mine of origin is a complex aspect of responsible sourcing in our supply chain. We have determined that seeking information about 3TG smelters and refiners in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of the 3TGs in our supply chain. This was done by adopting methodology outlined by the RMI’s joint industry programs and outreach initiatives and requiring our suppliers to conform with the same standards to meet the OECD Guidelines, and report to us using the CMRT. Through this industry joint effort, we made reasonable determination of the mines or locations of origin of the 3TGs in our supply chain. We also requested that all of our suppliers support the initiative by following the sourcing initiative and working to align their declared sources with the “Known” and “Conflict Free” lists of sourced metals.

To assess the risk that any of these smelters posed to our supply chain, Assent determined if the smelter had been audited against a standard in conformance with the OECD Guidance (as defined below), such as the Responsible Minerals Assurance Process (“RMAP”). We do not have a direct relationship with 3TG smelters and refiners and do not perform or direct audits of these entities within our supply chain. Smelters that have completed an RMAP audit are considered to be DRC-Conflict Free. In cases where the smelter’s due diligence practices have not been audited against the RMAP standard, a potential supply chain risk exists. Each facility that meets the RMI definition of a smelter or refiner of a 3TG mineral is assessed according to red flag indicators defined in the OECD Guidance.

Assent uses numerous factors to determine the level of risk that each smelter poses to the supply chain by identifying red flags: (i) geographic proximity to the DRC and Covered Countries; (ii) Responsible Minerals Assurance Process audit status; (iii) credible evidence of unethical or conflict sourcing; (iv) known mineral source country of origin; and (v) peer assessments conducted by credible third-party sources.

As part of our risk management plan under the OECD Guidance, when facilities with red flags were reported on a CMRT by one of the suppliers surveyed, risk mitigation activities are initiated. Through Assent, submissions that include any red flag facilities immediately produce a receipt instructing the supplier to take their own risk mitigation actions, including submission of a product specific CMRT to better identify the connection to products that they supply to Vicor, and escalating up to removal of these red flag smelters from their supply chain.

As per the OECD Guidance, risk mitigation will depend on the supplier’s specific context. Suppliers are given clear performance objectives within reasonable timeframes with the ultimate goal of progressive elimination of these red flags from the supply chain. In addition, suppliers are guided to the Assent University learning platform to engage in educational materials on mitigating the risk of smelters or refiners on the supply chain.

Additionally, suppliers are evaluated on program strength (further assisting in identifying risk in the supply chain). The criteria used to evaluate the strength of the program are:

A. Have you established a conflict minerals sourcing policy?

B. Have you implemented due diligence measures for conflict-free sourcing?

C. Do you review due diligence information received from your suppliers against your company’s expectations?

D. Does your review process include corrective action management?

When suppliers meet or exceed the above criteria, they are deemed to have a strong program. Evaluating and tracking the strength of the program can assist in making key risk mitigation decisions as the program progresses.

2.4	Design and Implement a Strategy to Respond to Risks

In response to this risk assessment, the Company has an approved risk management plan through which the conflict minerals program is implemented, managed and monitored. Updates to this risk assessment are provided regularly to senior management.

As described above, we participate in industry-wide initiatives to disclose upstream actors in the supply chain.

As part of our risk management plan, to ensure suppliers understand our expectations, we have provided both video, recorded training and documented instructions through Assent University. We answered all questions that suppliers requiring further clarification presented to us. We then provided each supplier a copy of the CMRT to complete for purposes of conflict minerals tracking. Furthermore, we reviewed responses to the reporting CMRT with specific suppliers where we needed clarification. As described in our conflict minerals policy, we intend to engage any of our suppliers whom we have reason to believe are supplying us with 3TG from sources that may support conflict in the DRC or any adjoining country to establish an alternative source of 3TG that does not support such conflict, as provided in the OECD guidance.

As a last resort in cases which may be termed “extreme,” Vicor has established a Risk and a Resolution Committee to respond to suppliers that are deemed to potentially expose the Company to unacceptable risks, either due to unacceptable responses to our inquiries or due to a refusal to respond or to ultimate non-responses. This may result in the termination of the contract with such supplier(s). Records are kept of all Committee Meetings.

2.5	Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

Vicor does not have a direct relationship with conflict minerals smelters or refiners and as a result, Vicor does not perform direct audits of these entities in its supply chain. Vicor relies on the efforts of the industry associations that administer independent third-party smelter and refinery audit programs and encourages suppliers with more direct relationships with smelters to participate in comparable due diligence validation activities.

2.6	Report on Supply Chain Due Diligence

This conflict minerals report is being filed with the SEC as an exhibit to our specialized disclosure report on Form SD and is available on our website at www.vicorpower.com under “About Vicor”.

3.	Due Diligence

3.1	Design of Due Diligence

Vicor designed its due diligence process to be in conformity, in all material respects, with the due diligence framework in the Organization of Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition and related Supplements on Tin, Tantalum and Tungsten and on Gold (collectively the “OECD Guidance”). Vicor’s due diligence process is based on multi-industry initiatives with the smelters and refiners who provide conflict minerals within global supply chains.

3.2	Due Diligence Results

During our due diligence efforts, members of Assent made at least three follow-up inquiries to each “failed” supplier who did not respond to our initial survey, by phone or email. Assent reviewed the responses against criteria developed to determine which required further engagement with our suppliers. These criteria included incomplete responses as well as inconsistencies within the data reported in the CMRT. Assent worked directly with those suppliers to provide revised responses.

The majority of the responses received provided data at the supplier company level or a division/segment level relative to the supplier, rather than at a level directly relating to a part number that the supplier supplies to us, or were otherwise unable to specify the smelters or refiners used for components supplied to us. We were therefore unable to determine whether any of the 3TG that these suppliers reported were contained in components or parts that the suppliers supplied to us or to validate that any of these smelters or refiners are actually in our supply chain. As a result, we have elected not to present smelter and refiner names in the report.

For all responses that indicated a smelter, Assent compared the facilities listed to the list of smelters maintained by the Responsible Minerals Initiative (“RMI”). If a supplier indicated that the facility was certified as “Conflict-Free,” Assent confirmed that the name was listed by RMI as a certified smelter. Assent has assembled a dedicated Smelter Team to review and assess Smelter Data. As of April 16th, 2019 , we have identified 321 smelters or refiners as legitimate and we are working to validate the additional smelter/refiner entries from the submitted CMRTs.

3.3	Efforts to Determine Mine or Location of Origin

Through requesting our suppliers to complete the CMRT, and, as the program progresses, requiring full completion of all necessary smelter identification information which will enable the validation and disclosure of the smelters as well as the tracing of the 3TGs to their location of origin, we have determined that seeking information about 3TG smelters and refiners in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of the 3TG in our supply chain.

4.	Planned Process Improvements

We intend to take the following steps to improve our conflict minerals program:

a)

For the 2018 Conflict Minerals Program Vicor requested product-level CMRTs from all suppliers, which we intend to continue to request for the next reporting year. Such product-level information will help cause all reported smelters to be smelters that are actually utilized for Vicor components and products. We believe this will continue to lead to more accurate smelter reporting both to us by our suppliers and by us to our customers.

b)	Track and add new suppliers as they enter Vicor’s supply chain to the Company’s Conflict Minerals program.

c)

Engage with suppliers and direct them to training resources to attempt to increase the response rate and improve the content of the supplier survey responses. Our Response rates have been: 2013 - 23%, 2014 - 32%, 2015 - 42%, 2016 - 51%, 2017 - 57% and 2018 - 52%.

d)

Engage any of our suppliers found to be supplying us with 3TG from sources in the DRC or any adjoining country that they cannot demonstrate are “DRC conflict free” to establish an alternative source of 3TG that they can demonstrate are “DRC conflict free”.